SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       GRAHAM-FIELD HEALTH PRODUCTS, INC.
                       -----------------------------------
                                (Name of Issuer)



                    Common Stock, par value $0.025 per share
                     ---------------------------------------
                         (Title of Class of Securities)



                                   384632-10-0
                                   -----------
                                 (CUSIP Number)



                                  J. Rex Fuqua
                               One Atlantic Center
                           1201 West Peachtree Street
                                   Suite 5000
                             Atlanta, Georgia 30309
                            Telephone: (404) 815-2000
--------------------------------------------------------------------------------
  (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                               and Communications)





                                December 30, 1997
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

------------------------------
CUSIP NO.        384632-10-0
------------------------------


--------------------------------------------------------------------------------

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 J. B. Fuqua

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                (a)    X
                                                                     -----
                                                                (b)
                                                                     -----

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds        OO

--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings  is  Required
                                      Pursuant to Item 2(d) or 2(e)
                                                                     -----

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

            United States

--------------------------------------------------------------------------------
Number of                                  7.      Sole Voting Power
Shares                                                     1,457,225
Beneficially                                       --------------------------
Owned by                                   8.      Shared Voting Power
Each Reporting                                             914,965
Person With                                        --------------------------
                                           9.      Sole Dispositive Power
                                                           1,457,225
                                                   --------------------------
                                           10.     Shared Dispositive Power
                                                           914,965
                                                   --------------------------

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         J. B. Fuqua may be deemed to own beneficially (through the power to direct the vote and disposition thereof) 2,372,190 shares of the Common Stock (781,687 shares individually, 337,770 shares as trustee for The Jennifer Calhoun Fuqua Trust, 337,768 shares as trustee for The Lauren Brooks Fuqua Trust, 146,365 shares as an officer and director of The J. B. Fuqua Foundation, Inc., and 768,600 shares as an officer and director of Fuqua Holdings, Inc.).

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           -----

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 7.8%

--------------------------------------------------------------------------------
14.      Type of Reporting Person

         IN

--------------------------------------------------------------------------------

----------------------------------
CUSIP NO.        384632-10-0
----------------------------------


--------------------------------------------------------------------------------

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 J. Rex Fuqua

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                (a)    X
                                                                     -----
                                                                (b)
                                                                     -----

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds        OO

--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings  is  Required
                                      Pursuant to Item 2(d) or 2(e)
                                                                     -----

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

            United States

--------------------------------------------------------------------------------
Number of                                  7.      Sole Voting Power
Shares                                                    651,298
Beneficially                                       --------------------------
Owned by                                   8.      Shared Voting Power
Each Reporting                                            914,965
Person With                                        --------------------------
                                           9.      Sole Dispositive Power
                                                          651,298
                                                   --------------------------
                                           10.     Shared Dispositive Power
                                                          914,965
                                                   --------------------------

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         J. Rex Fuqua may be deemed to own beneficially (through the power to direct the vote and disposition thereof) 1,566,263 shares of the Common Stock (651,298 shares individually, 146,365 shares as an officer and director of The
J. B. Fuqua Foundation, Inc. and 768,600 shares as an officer and director of Fuqua Holdings, Inc.).

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           -----

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 5.1%

--------------------------------------------------------------------------------
14.      Type of Reporting Person

         IN

--------------------------------------------------------------------------------

----------------------------------
CUSIP NO.        384632-10-0
----------------------------------


--------------------------------------------------------------------------------

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Fuqua Holdings, Inc.

                  IRS I.D. No. 58-2185727
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                (a)    X
                                                                     -----
                                                                (b)
                                                                     -----

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds        OO

--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings  is  Required
                                      Pursuant to Item 2(d) or 2(e)
                                                                     -----

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

            Georgia

--------------------------------------------------------------------------------
Number of                                  7.      Sole Voting Power
Shares                                                      768,600
Beneficially                                       --------------------------
Owned by                                   8.      Shared Voting Power
Each Reporting                                              0
Person With                                        --------------------------
                                           9.      Sole Dispositive Power
                                                            768,600
                                                   --------------------------
                                           10.     Shared Dispositive Power
                                                            0
                                                   --------------------------

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         Fuqua Holdings, Inc., the general partner of Fuqua Holdings-I, L.P., may be deemed to own beneficially (through the power of its sole directors and shareholders, J. B. Fuqua and J. Rex Fuqua, to direct the vote and disposition thereof) 768,600 shares of the Common Stock.

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           -----

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 2.5%

--------------------------------------------------------------------------------
14.      Type of Reporting Person

         CO

--------------------------------------------------------------------------------

----------------------------------
CUSIP NO.        384632-10-0
----------------------------------


--------------------------------------------------------------------------------

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 Fuqua Holdings-I, L.P.

                 IRS I.D. No. 58-2185724
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                (a)    X
                                                                     -----
                                                                (b)
                                                                     -----

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds        OO

--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings  is  Required
                                      Pursuant to Item 2(d) or 2(e)
                                                                     -----

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

            Georgia

--------------------------------------------------------------------------------
Number of                                  7.      Sole Voting Power
Shares                                                      768,600
Beneficially                                       --------------------------
Owned by                                   8.      Shared Voting Power
Each Reporting                                              0
Person With                                        --------------------------
                                           9.      Sole Dispositive Power
                                                            768,600
                                                   --------------------------
                                           10.     Shared Dispositive Power
                                                            0
                                                   --------------------------

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         Fuqua Holdings-I, L.P. may be deemed to own beneficially (through the power of J. B. Fuqua and J. Rex Fuqua as the sole directors and shareholders of Fuqua Holdings, Inc., the general partner of Fuqua Holdings-I, L.P., to direct the vote and disposition thereof) 768,600 shares of the Common Stock.

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           -----

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 2.5%

--------------------------------------------------------------------------------
14.      Type of Reporting Person

         PN
--------------------------------------------------------------------------------

----------------------------------
CUSIP NO.        384632-10-0
----------------------------------


--------------------------------------------------------------------------------

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 The Jennifer Calhoun Fuqua Trust

                 IRS I.D. No. 58-6163768

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                (a)    X
                                                                     -----
                                                                (b)
                                                                     -----

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds        OO

--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings  is  Required
                                      Pursuant to Item 2(d) or 2(e)
                                                                     -----

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

            Georgia

--------------------------------------------------------------------------------
Number of                                  7.      Sole Voting Power
Shares                                                      337,770
Beneficially                                       --------------------------
Owned by                                   8.      Shared Voting Power
Each Reporting                                              0
Person With                                        --------------------------
                                           9.      Sole Dispositive Power
                                                            337,770
                                                   --------------------------
                                           10.     Shared Dispositive Power
                                                            0
                                                   --------------------------

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         The Jennifer Calhoun Fuqua Trust may be deemed to own beneficially (through the power of its sole trustee, J. B. Fuqua, to direct the vote and disposition thereof) 337,770 shares of the Common Stock.

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           -----

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 1.1%

--------------------------------------------------------------------------------
14.      Type of Reporting Person

         OO

--------------------------------------------------------------------------------

-----------------------------------
CUSIP NO.        384632-10-0
-----------------------------------


--------------------------------------------------------------------------------

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 The Lauren Brooks Fuqua Trust

                 IRS I.D. No. 58-6163767

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                (a)    X
                                                                     -----
                                                                (b)
                                                                     -----

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds        OO

--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings  is  Required
                                      Pursuant to Item 2(d) or 2(e)
                                                                     -----

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

            Georgia

--------------------------------------------------------------------------------
Number of                                  7.      Sole Voting Power
Shares                                                      337,768
Beneficially                                       --------------------------
Owned by                                   8.      Shared Voting Power
Each Reporting                                              0
Person With                                        --------------------------
                                           9.      Sole Dispositive Power
                                                            337,768
                                                   --------------------------
                                           10.     Shared Dispositive Power
                                                            0
                                                   --------------------------

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         The Lauren Brooks Fuqua Trust may be deemed to own beneficially (through the power of its sole trustee, J. B. Fuqua, to direct the vote and disposition thereof) 337,768 shares of the Common Stock.

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           -----

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 1.1%

--------------------------------------------------------------------------------
14.      Type of Reporting Person

         OO

--------------------------------------------------------------------------------

----------------------------------
CUSIP NO.        384632-10-0
----------------------------------


--------------------------------------------------------------------------------

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 The J. B. Fuqua Foundation, Inc.

                 IRS I.D. No. 23-7122039

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                (a)    X
                                                                     -----
                                                                (b)
                                                                     -----

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds        OO

--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings  is  Required
                                      Pursuant to Item 2(d) or 2(e)
                                                                     -----

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

            Georgia

--------------------------------------------------------------------------------
Number of                                  7.      Sole Voting Power
Shares                                                      146,365
                                                   --------------------------
Beneficially                               8.      Shared Voting Power
Owned by                                                    0
                                                   --------------------------
Each Reporting                             9.      Sole Dispositive Power
Person With                                                 146,365
                                                   --------------------------
                                           10.     Shared Dispositive Power
                                                            0
                                                   --------------------------

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         The J. B. Fuqua Foundation, Inc. may be deemed to own beneficially (through the power of its directors and officers to direct the vote thereof) 146,365 shares of the Common Stock.

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           -----

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 0.5%

--------------------------------------------------------------------------------
14.      Type of Reporting Person

         CO

--------------------------------------------------------------------------------

                                  INTRODUCTION


        On December 30, 1997, the parties to that certain Agreement and Plan of Merger dated as of September 5, 1997, as amended as of September 29, 1997 (the "Merger Agreement"), by and among Graham-Field Health Products, Inc., a Delaware corporation (the "Company"), Fuqua Enterprises, Inc., a Delaware corporation ("Fuqua"), and GFHP Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Company ("Sub"), caused the consummation of the Merger
Agreement, pursuant to which Sub was merged with and into Fuqua, with Fuqua continuing as the surviving corporation and becoming a wholly-owned subsidiary of the Company (the "Merger").

         In the Merger, each share of Fuqua's common stock, par value $2.50 per share (the "Fuqua Common Stock"), other than shares of Fuqua Common Stock canceled pursuant to the Merger Agreement, were converted into the right to receive 2.1 shares of Common Stock of the Company.

        On December 30, 1997, as a result of the consummation of the Merger Agreement, the Reporting Persons (as defined below) received the Common Stock of the Company which is the subject of this Schedule 13D.

ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this statement relates is the common stock, $.025 par value (the "Common Stock"), of Graham-Field Health Products, Inc., a Delaware corporation, 400 Rabro Drive East, Hauppauge, New York 11788.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by J. B. Fuqua, J. Rex Fuqua, Fuqua Holdings, Inc., Fuqua Holdings-I, L.P., The Jennifer Calhoun Fuqua Trust, The Lauren Brooks Fuqua Trust, and The J. B. Fuqua Foundation, Inc. (collectively, the "Reporting Persons").

            I.       (a)     J. B. Fuqua(1)(2)(3)
                     (b)     J. B. Fuqua's business address is One
                             Atlantic Center, 1201 West Peachtree Street,
                             Suite 5000, Atlanta, Georgia 30309.
                     (c)     J. B. Fuqua is an officer and director of Fuqua
                             Holdings, Inc., the address of
                             which is One Atlantic Center, 1201 West
                             Peachtree Street, Suite 5000, Atlanta,
                             Georgia 30309.
                     (f)     J. B. Fuqua is a citizen of the United States.

            II.      (a)     J. Rex Fuqua(1)(3)
                     (b)     J. Rex Fuqua's business address is One
                             Atlantic Center, 1201 West Peachtree Street,
                             Suite 5000, Atlanta, Georgia 30309.
                     (c)     J.  Rex  Fuqua is  President  and  Chief  Executive
                             Officer of Fuqua Capital Corp., an investment company, the address of which is One Atlantic
                             Center,  1201 West  Peachtree  Street,  Suite 5000,
                             Atlanta, Georgia 30309.
                     (f)     J. Rex Fuqua is a citizen of the United
                             States.

            III.     (a)     Fuqua Holdings, Inc.
                     (b)     The address of the principal office and of
                             the principal business of Fuqua Holdings, Inc. is One Atlantic Center, 1201 West
                             Peachtree Street, Suite 5000, Atlanta,
                             Georgia 30309.
                     (c)     The principal  business of Fuqua Holdings,  Inc. is
                             to serve as the general partner of Fuqua Holdings -
                             I,  L.P.,  the  address  of which  is One  Atlantic
                             Center, 1201 West

                             Peachtree Street, Suite 5000, Atlanta,
                             Georgia 30309.
                     (f) Fuqua Holdings, Inc. is organized under the laws of the State of Georgia.

            IV.      (a)     Fuqua Holdings-I, L.P.
                     (b)     The address of the principal office and of
                             the principal business of Fuqua Holdings - I, L.P. is One Atlantic Center, 1201 West
                             Peachtree Street, Suite 5000, Atlanta,
                             Georgia 30309.
                     (c)     The principal  business of Fuqua Holdings - I, L.P.
                             is to acquire and hold for investment intangible assets; and generally to engage in any and all lawful business activities that its general partner may from time to time determine.
                     (f)     Fuqua Holdings - I, L.P. is organized under
                             the laws of the State of Georgia.

            V.       (a)     The Jennifer Calhoun Fuqua Trust (the "JCF
                             Trust")
                     (b)     The  principal  office  of  the  JCF  Trust  is One
                             Atlantic Center, 1201 West Peachtree Street,  Suite
                             5000, Atlanta, Georgia 30309.
                     (c)     Not applicable.
                     (f)     The JCF Trust is organized under the laws of
                             the State of Georgia.

            VI.      (a)     The Lauren Brooks Fuqua Trust (the "LBF
                             Trust")
                     (b)     The  principal  office  of  the  LBF  Trust  is One
                             Atlantic Center, 1201 West Peachtree Street,  Suite
                             5000, Atlanta, Georgia 30309.
                     (c)     Not applicable.
                     (f)     The LBF Trust is organized under the laws of
                             the State of Georgia.

            VII.     (a)     The J. B. Fuqua Foundation, Inc. (the "Foundation")
                     (b)     The address of the principal office and of
                             the principal business of the Foundation is
                             One Atlantic Center, 1201 West Peachtree
                             Street, Suite 5000, Atlanta, Georgia 30309.
                     (c)     The  principal  business  of the  Foundation  is to
                             conduct  charitable  activities in accordance  with
                             its charter.
                     (f)     The Foundation is organized under the laws of
                             the State of Georgia.
----------------------

(1)      An officer and director of the Foundation.
(2)      Sole trustee of the JCF Trust and the LBF Trust.
(3)      An officer and director of Fuqua Holdings, Inc.

         (d)-(e) During the last five years none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On December 30, 1997, pursuant to the Merger Agreement, Sub was merged with and into Fuqua, with Fuqua continuing as the surviving corporation and becoming a wholly-owned subsidiary of the Company. In the Merger, each share of Fuqua Common Stock, other than shares of Fuqua Common Stock canceled pursuant to the Merger Agreement, were converted into the right to receive 2.1 shares of Common Stock of the Company. The Reporting Persons, as stockholders of Fuqua, received shares of Common Stock of the Company in accordance with the terms of the Merger Agreement.

         The foregoing response to this Item 3 is qualified in its entirety by reference to the Merger Agreement, the full text of which was filed as an exhibit to the Company's Form S-4 (File No. 333-43189), as filed with the Securities and Exchange Commission on December 19, 1997.

ITEM 4.  PURPOSE OF TRANSACTION

         On December 30, 1997, Sub merged with and into Fuqua pursuant to the Merger Agreement, with Fuqua continuing as the surviving corporation and becoming a wholly-owned subsidiary of the Company. The Reporting Persons, as stockholders of Fuqua, received shares of Common Stock of the Company in accordance with the terms of the Merger Agreement.

  (a) The Reporting Persons have acquired beneficial ownership of 3,023,488 shares of Common Stock as a result of the consummation of the Merger described in Item 3 above.

  (b) None.

  (c) None.

  (d) Pursuant to the terms of that certain Stockholders Agreement, dated as of September 5, 1997 (the "Stockholders Agreement"), among BIL (Far East Holdings) Limited, and BIL Securities (Offshore) Ltd. (together "BIL"), Irwin Selinger, and J. B. Fuqua, J. Rex Fuqua, Fuqua Holdings-I, L.P., The Jennifer Calhoun Fuqua Trust, The Lauren Brooks Fuqua Trust and The J. B. Fuqua Foundation, Inc. (collectively, the "Fuqua Stockholders"), so long as the Fuqua Stockholders beneficially own 5% or more of the voting power of the outstanding capital stock of the Company, the Fuqua Stockholders will have the right to designate one member of the Board of Directors of the Company. In accordance with the Stockholders Agreement, J. Rex Fuqua has been designated, but not yet elected, to serve as a member of the Company's Board of Directors.

  (e) None.

  (f) None.

  (g) The Fuqua Stockholders have agreed in the Stockholders Agreement, for so long as the Fuqua Stockholders own securities representing at least 5% of the voting power of the outstanding capital stock of the Company, not to acquire additional shares of Common Stock, to seek to acquire ownership of the Company, to engage in any solicitation of proxies with respect to the Company, or otherwise to seek or propose to acquire control of the Company's Board of Directors.

  (h) None.

  (i) None.

  (j) None.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

  (a)-(b) The Reporting Persons collectively own 3,023,488 shares of Common Stock, which amounts to approximately 9.9% of the total number of shares of Common Stock which Company has issued and are outstanding as of December 31, 1997 (30,551,944 shares).

  (c) Except as described in this filing, none of the Reporting Persons listed in Item 2 above has effected any transaction in the Common Stock during the past sixty days.

  (d) Except for certain rights of the limited partners of Fuqua Holdings-I, L.P. (each of whom is identified in Exhibit 3 hereto), in the event of liquidation of Fuqua

Holdings-I, L.P., no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

THE MERGER AGREEMENT

         Pursuant to the Merger Agreement, Sub was merged with and into Fuqua on December 30, 1997, with Fuqua continuing as the surviving corporation and becoming a wholly-owned subsidiary of the Company. In the Merger, each share of Fuqua Common Stock, other than shares of Fuqua Common Stock canceled pursuant to the Merger Agreement, were converted into the right to receive 2.1 shares of Common Stock, par value $.025 per share, of the Company.

         To induce the Fuqua Stockholders and Sub to enter into the Merger Agreement, the Fuqua Stockholders and the Company entered into (i) the Stockholders Agreement and (ii) a Registration Rights Agreement (the
"Registration Rights Agreement"), dated as of September 5, 1997, by and among the Fuqua Stockholders and the Company.

STOCKHOLDERS AGREEMENT

        Pursuant to the Stockholders Agreement, among other things, the Fuqua Stockholders agreed to vote or to execute written consents with respect to all of their shares of Fuqua Common Stock in favor of the adoption of the Merger Agreement and in favor of the Merger, and not to dispose of their shares of Fuqua Common Stock. Similarly, BIL and Irwin Selinger agreed to vote their shares of the Common Stock of the Company in favor of a share issuance proposal relating to the Merger. In addition, the Fuqua Stockholders agreed not to initiate, solicit or encourage, directly or indirectly, any inquiries with respect to any alternative business combination transaction relating to Fuqua or engage in any negotiations concerning any such transaction and to promptly notify the Company of any inquiries or proposed negotiations with respect to any such proposed transaction.

        Pursuant to the Stockholders Agreement, the Fuqua Stockholders have the right to designate one member of the Company's Board of Directors following the Merger, and have agreed to vote their shares of the Common Stock of the Company in certain situations in accordance with the recommendation of the Company's Board of Directors, so long as the Fuqua Stockholders beneficially own 5% or more of the voting power of the outstanding capital stock of the Company. The Fuqua Stockholders have also agreed, so long as they beneficially own 5% or more of the voting power of the outstanding capital stock of the Company, to certain transfer restrictions on their shares of the Common Stock of the Company and not to seek to acquire additional ownership of the Company or control of the Company's Board of Directors.

        The Stockholders Agreement will automatically terminate upon a termination of the Merger Agreement in accordance with its terms, upon a change of control of the Company's Board of Directors or if the Fuqua Stockholders beneficially own less than 5% of the voting power of the outstanding capital stock of the Company.

REGISTRATION RIGHTS AGREEMENT

         The Registration Rights Agreement contains customary terms and conditions and provides, among other things, that the Fuqua Stockholders and certain of their transferees will have the right to require the Company to register under the Securities and Exchange Act of 1933, as amended (the "Securities Act"), the Common Stock that the Fuqua Stockholders received in the Merger (including any additional shares received by the Fuqua Stockholders as a dividend, stock split or other distribution) in up to three demand registrations and unlimited incidental ("piggyback") registrations. The Registration Rights Agreement shall not apply to the Common Stock once (i) a registration statement with respect to the sale of such Common Stock shall have become effective under the Securities Act and such Common Stock shall have been disposed of in accordance with such registration statement, (ii) the Common Stock shall have been distributed to the public pursuant to Rule 144 promulgated under the Securities Act or all Common Stock then owned by the Fuqua Stockholders can be sold in any three-month period pursuant to Rule 144, (iii) the Common Stock is transferred to or becomes owned by a person other than the Fuqua Stockholders (other than a permitted assignee) or (iv) the Common Stock shall have ceased to be outstanding.

         The Company will be required to pay all registration expenses incurred by the Fuqua Stockholders in connection with any such registrations, except for underwriting discounts and commissions. The Company also agreed to customary indemnification and contribution protections to selling holders of the Common Stock under the Federal securities laws and otherwise. The Fuqua Stockholders may assign their rights under the Registration Rights Agreement to another Fuqua Stockholder or, if such person is a natural person, to his or her heirs and legal representatives.

         The Merger Agreement, as amended, has been filed as an Exhibit to the Company's Form S-4 (File No. 333-43189), as filed with the Securities and Exchange Commission on December 19, 1997, and the Stockholders Agreement and the Registration Rights Agreement have each been filed as exhibits to the Company's report on Form 8-K, dated as of September 5, 1997, and are each incorporated herein by reference. The foregoing descriptions of such documents are qualified in their entirety by reference to those documents filed hereto as exhibits.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

        (1)      Joint Filing Agreement.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    January 8, 1998

                                 /s/ J. B. Fuqua
                                 ---------------------------------------------
                                 J. B. FUQUA


                                 /s/ J. Rex Fuqua
                                 ---------------------------------------------
                                 J. REX FUQUA


                                 FUQUA HOLDINGS, INC.

                                 By:     /s/ J. Rex Fuqua
                                         -------------------------------------
                                 Name:   J. Rex Fuqua
                                         -------------------------------------
                                 Title:  President
                                         -------------------------------------


                                 FUQUA HOLDINGS-I, L.P.

                                 By:  FUQUA HOLDINGS, INC., its General Partner

                                 By:     /s/ J. Rex Fuqua
                                         -------------------------------------
                                 Name:   J. Rex Fuqua
                                         -------------------------------------
                                 Title:  President, Fuqua Holdings, Inc.
                                         -------------------------------------


                                 THE JENNIFER CALHOUN FUQUA TRUST

                                 By:     /s/ J. B. Fuqua
                                         -------------------------------------
                                 Name:   J. B. Fuqua
                                         -------------------------------------
                                 Title:  Trustee
                                         -------------------------------------


                                 THE LAUREN BROOKS FUQUA TRUST

                                 By:     /s/ J. B. Fuqua
                                         ------------------------------------
                                 Name:   J. B. Fuqua
                                         ------------------------------------
                                 Title:  Trustee
                                         ------------------------------------


                                 THE J. B. FUQUA FOUNDATION, INC.

                                 By:     /s/ J. B. Fuqua
                                         ------------------------------------
                                 Name:   J. B. Fuqua
                                         ------------------------------------
                                 Title:  Chairman/President
                                         ------------------------------------